 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Radtke, Mark Allen (Last) (First) (Middle) 700 North Adams Street P. O. Box 19001 (Street) Green Bay, WI 54307-001 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol WPS Resources Corporation WPS
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other
          President, WPS Energy Services, Inc., a subsidiary
7. Individual or Joint/Group Filing (Check Applicable Line)

X   Form filed by One Reporting Person
      Form filed by More than One Reporting Person

	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year March 20, 2003 5. If Amendment, Date of Original (Month/Day/Year)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock					1671.4764	I	By ESOP

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 1474 (9-02)

Radtke, Mark Allen - March 20, 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transactions (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Phantom Stock Unit	1-for-1	03/20/2003		A (1) |	(A) 150.9283	Varies (2) | Varies (2)	Common Stock - 150.9283	$39.3900	9,646.0844	D
Employee Stock Option (Right to buy)	$29.8750					02/11/2000 (3) | 02/11/2009	Common Stock - 12,000.0000		12,000.0000	D
Employee Stock Option (Right to buy)	$23.1875					03/13/2001 (4) | 03/13/2010	Common Stock - 10,000.0000		10,000.0000	D
Employee Stock Option (Right to buy)	$34.7500					12/14/2001 (5) | 12/14/2010	Common Stock - 6,477.0000		6,477.0000	D
Employee Stock Option (Right to buy)	$34.0900					12/13/2002 (6) | 12/13/2011	Common Stock - 14,671.0000		14,671.0000	D
Employee Stock Option (Right to buy)	$37.9600					12/12/2003 (7) | 12/12/2012	Common Stock - 18,852.0000		18,852.0000	D
Performance Rights	1-for-1					Varies (8) | Varies (8)	Common Stock - 5,636.0000		5,636.0000	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: Barth J. Wolf (See POA filed August 2002) 03-24-2003 ** Signature of Reporting Person Date Power of Attorney Page 2

Radtke, Mark Allen - March 20, 2003
Form 4 (continued)
FOOTNOTE Descriptions for WPS Resources Corporation WPS

Form 4 - March 2003

Mark Allen Radtke
700 North Adams Street
P. O. Box 19001
Green Bay, WI 54307-001
Explanation of responses:

(1)   Award of phantom stock units under WPS Resources Corporation Deferred Compensation Plan.
(2)   Unless the participant has selected a later commencement date, distribution of stock and equivalents will commence within 60 days following the end of the calendar year in which occurs the participant's retirement or termination as director.
(3)   The option vests in four equal annual installments beginning on February 11, 2000.
(4)   The option vests in four equal annual installments beginning on March 13, 2001.
(5)   The option vests in four equal annual installments beginning on December 14, 2001.
(6)   The option vests in four equal annual installments beginning on December 13, 2002.
(7)   The option vests in four equal annual installments beginning on December 12, 2003.
(8)   Performance shares vest and are issued three years after the performance shares are awarded and the final number of shares issued is determined based on company performance against an established industry benchmark.

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